Levine Garfinkel & Eckersley
Attorneys At Law

Ira S. Levine †* Louis E. Garfinkel Brent C. Eckersley (Of Counsel)*	May 20, 2020	1671 W. Horizon Ridge Pkwy Suite 230 Henderson, Nevada 89012 Telephone: (702) 673-1608 Facsimile: (702) 735-2198 E-mail: ilevine@lgealaw.com
* Also admitted in California † LLM (taxation)

Jorge Bonilla
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
Washington, D.C. 20549

Re:	DLP Positive Note Fund LLC
Offering Statement on Form 1-A
Filed March 18, 2020
File No. 024-11180

Dear Mr. Bonilla:

In connection with your letter dated April 9, 2020 containing comments to DLP Positive Note Fund LLC (the “Company”)  Offering Statement on Form 1-A originally filed on March 18, 2020, the following are the Company’ s responses.

Amendment No. 1 to Offering Statement on Form 1-A
Description of Securities Offered, page 37

1. We note the arbitration, exclusive forum and jury waiver provisions in section 6.02 of your limited liability company operating agreement; section 11(f) of your note holder subscription agreement; and section 2.6 of your promissory notes. Please describe these provisions in your offering circular. Also disclose:

• Whether these provisions apply to federal securities law claims;
• Whether these provisions apply to other applicable state or federal law claims;
• Whether secondary purchasers would be subject to these provisions;
• If you plan to apply these provisions to federal securities law claims, that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder (see Section 14 of the Securities Act and Section 29(a) of the Exchange Act);
• If applicable, risk factors relating to these provisions; and

• If applicable, uncertainty regarding whether courts would enforce these provisions.
If these provisions do not apply to federal securities law claims, please revise your exhibits to clarify.

The Company has revised the Operating Agreement, Subscription Agreement and Promissory Note to provide that arbitration does not apply to federal and/or state securities law claims.

Plan of Distribution, page 38
2. We note your references to online platforms in this section. Please describe such online platforms including their relationship to the issuer. Provide your analysis which explains clearly whether such platforms are associated persons of the issuer and how you determined that they may rely on Exchange Act Rule 3a4-1. To the extent they may not rely upon Rule 3a4-1, please tell us your consideration of whether such online platforms are required to register as broker dealers under the Exchange Act. We may have further comment.

The Company does not sell via the internet and as such has no online platforms.  The Company utilizes Juniper Square which is a CRM system for account management and investor portals.  The Offering Circular has been amended to delete the words “online platform.”

Advertising, Sales or Other Promotional Materials, page 39
3. We note your disclosure regarding the use additional advertising, sales and other promotional materials in this section. Please confirm that any such communications will comply with the conditions in Securities Act Rule 255(b). Also, please supplementally provide us with copies of all written communications you present to potential investors prior to the qualification of the offering circular.
All advertising, sales and other promotional materials will comply with Securities Act Rule 255(b).

Currently the Company has no such materials.  All written materials, if any, will be provided to the SEC prior to use.

Prior Performance Summary
Table I, page 42
4. Please revise Table I to disclose the dollar amount offered in each of the prior programs presented.

Table has been revised.

Levine Garfinkel & Eckersley
Attorneys At Law

Table III, page 44
5. Please tell us why you have not included summary GAAP balance sheet data and information regarding distributions per $1,000 in Table III.

Table I has been revised to include this information as the requested information appeared more appropriate for Table I.

Security Ownership of Management and Certain Securityholders, page 50
6. We note that the information regarding the equity ownership of the Manager is as of December 31, 2019, which is a date before the Company’s inception date of January 16, 2020 and the financial statement date of February 29, 2020. Please tell us why these equity interests are not reflected in the balance sheet on page F-2.

The dates on the Offering Circular and the Balance Sheet have been revised.

Part III – Exhibits, page 61
7. Please revise to include a consent of your auditors to the use of their audit report in this Offering Circular. Refer to Item 17.11 of Part III-Exhibits of Form 1-A.

The Offering Circular has been revised to include the consent of the auditor.

Independent Auditors’ Report, page F-1
8. We note that the opinion paragraph of your auditors’ report refers to "cash flows for period January 16, 2020 (inception) to February 29, 2020" but no statement of cash flows is provided nor it is referenced in the scope paragraph. Additionally, we note that "changes in retained earnings, for the period January 16, 2020 (inception) to February 29, 2020" is included in the scope paragraph, but you have not provided a statement of changes in equity. Please revise to provide audited statements of cash flows and changes in owners' equity or have your auditors revise their report as appropriate.

The audited financial statements have been revised to include a statement of changes in equity.

Note Schedule, page 63.
9. Please explain the footnote to the schedule that the Note Schedule may be subject to periodic change.

Levine Garfinkel & Eckersley
Attorneys At Law

The Note has been modified that the schedule can be changed no more than once annually and will only be changed in response to market conditions and in an effort to remain competitive.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

There is no compensation paid for raising investor monies and as such we do not believe that the Company needs to clear its compensation arrangements with FINRA.

Request is hereby made after your review that you qualify the offering.

Thank you for your consideration.  Please contact the undersigned with any additional questions or comments.

Very truly yours,

Ira S. Levine, Esq.

Levine Garfinkel & Eckersley
Attorneys At Law